Exhibit (a)(5)(D)

July 31, 2003

Subject Line: Novadigm Extends Expiration Date for Stock Option Exchange Program

The expiration date for Novadigm’s stock option exchange program has been extended to 12:00 midnight, Eastern time, on Friday, August 22, 2003, unless further extended.

What does this mean?

The extension of the expiration date means that eligible employees now have more time to tender currently outstanding options in exchange for a future grant of new options in accordance with the terms and conditions of the Offer to Exchange, as amended. Accordingly, if you want to participate in the stock option exchange program, you now have until 12:00 midnight, Eastern time, on Friday, August 22, 2003 (unless the program is further extended) to complete the Letter of Transmittal, as amended, that we previously sent to you and deliver it by mail, fax or hand to Robert Rafferty, our Vice President – Human Resources, at the address or fax number on page 1 of the Letter of Transmittal. You also have until the new expiration date (unless the program is further extended) to withdraw any options you have tendered. As of 12:00 noon today, options to purchase 1,898,733 shares of our common stock had been tendered for exchange.

The new option grants for those participating in the stock option exchange program will still be made on or about the first business day that is at least six months and one day following the date we cancel the tendered options (which is expected to be the first business day following the expiration of the offer). Based on the new expiration date, we expect to grant new options on or about February 26, 2004 (assuming that the date on which we accept and cancel the tendered options is Monday, August 25, 2003, the first business day following the new expiration date).

Information Regarding the Option Exchange Program

You should read the Offer to Exchange and the Letter of Transmittal, each as amended, in their entirety before making any decision regarding tendering your options. For additional information about the stock option exchange program or paper copies of the Offer to Exchange and Letter of Transmittal, you may contact Robert Rafferty, our Vice President – Human Resources, at One International Blvd., Mahwah, New Jersey 07495, telephone: (201) 512-7918, facsimile: (201) 512-1118, or email: rrafferty@novadigm.com.